[JONES DAY LETTERHEAD]

August 10, 2009

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009 (the “2008 Form 10-K”)
Revised Definitive Proxy Statement on Schedule 14A
Filed April 3, 2009 (the “2009 Proxy Statement”)
File No. 1-13536

Dear Mr. Owings:

On behalf of Macy’s, Inc. (“Macy’s” or the “Company”), we are writing to respond to your letter dated July 23, 2009 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.  The text of the Staff’s comments and Macy’s responses thereto are set forth below.

Annual Report on Form 10-K

Item 1.  Business, page 2

1.   Please disclose the year in which you were incorporated.  Refer to Item 101(a)(1) of Regulation S-K.

Response:  In response to the Staff’s comment, in future filings to which the disclosure requirement applies, the Company will disclose the year in which it was incorporated (which the Staff is supplementally advised is 1985).

2.   You state that one of your wholly-owned direct subsidiaries is responsible for the “private label development for the Company’s Macy’s branded operations.”  Please tell us the importance, duration and effect of any trademarks and licenses held in connection with your branded operations.  Refer to Item 101(c)(iv) of Regulation S‑K.

Response:  In response to the Staff’s comment, in future filings to which the disclosure requirement applies, Macy’s proposes to include disclosure similar to the following:

Macy’s believes that its private label merchandise further differentiates its merchandise assortments from those of its competitors and delivers exceptional value to its customers.  The principal private label brands currently offered by Macy’s include Alfani, American Rag, Charter Club, Club Room, Epic Threads, first impressions, Giani Bernini, greendog, Holiday Lane, Hotel Collection, I-N-C, jenni by jennifer moore, John Ashford, JM Collection, Karen Scott, Martha Stewart Collection, Morgan Taylor, Style & Co., Tasso Elba, the cellar, Tools of the Trade, and Via Europa.  The trademarks associated with all of the foregoing brands, other than the American Rag and Martha Stewart Collection brands, are owned by Macy’s.  The American Rag and Martha Stewart Collection brands are owned by third parties, which license the trademarks associated with such brands to Macy’s pursuant to agreements which are presently scheduled to expire in 2044 and 2027, respectively.

The Staff is supplementally advised that, as disclosed on page 18 of the 2008 Form 10-K, sales of the Company’s private label brands represented approximately 19% of net sales in the Macy’s branded stores in both 2008 and 2007.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.   Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008.  Further, these reports support the contention that current economic difficulties have caused and will continue to cause consumers to reduce their discretionary retail spending.  Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to the closure of stores, reductions in capital spending, implementation of operating expense reductions and your stated inability to access the commercial paper market during much of 2008.

Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity.  In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods.  In addition, please consider whether a risk factor relating to these issues is appropriate.  Refer to Item 303(a)(1)(2)(3) of Regulation S-K.  Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Response:  The Staff is supplementally advised that Macy’s is aware of its obligations under Item 303 of Regulation S-K to, among other things, identify any known trends or uncertainties that have had or are reasonably expected to have a material effect on its net sales, income from continuing operations, or liquidity.

In the initial section of the MD&A disclosure in the 2008 Form 10-K (see pages 17-18), the Company included the following disclosures regarding the impact of current economic conditions on consumer spending levels and the impact of reduced consumer spending levels on the Company’s operations and cash flows:

The Company’s operations are impacted by competitive pressures from department stores, specialty stores, mass merchandisers and all other retail channels.  The Company’s operations are also impacted by general consumer spending levels, including the impact of general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt, the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control.

In recent periods, consumer spending levels have been adversely affected by a number of factors, including substantial declines in the level of general economic activity and real estate and investment values, substantial increases in consumer pessimism, unemployment and the costs of basic necessities, and a significant tightening of consumer credit.  These conditions have reduced the amount of funds that consumers are willing and able to spend for discretionary purchases, including purchases of some of the merchandise offered by the Company.  These conditions have also decreased the projected future cash flows attributable to the Company’s operations, including the projected future cash flows assumed in connection with the Merger, resulting in the Company recording in the fourth quarter of 2008 a reduction in the carrying value of its goodwill, and a related non-cash impairment charge, in the estimated amount of $5,382 million.

*       *       *       *       *

The Company cannot predict whether, when or the manner in which the economic conditions described above will change.  Based on its assessment of current and anticipated market conditions and its most recent fourth quarter performance, the Company is assuming that its comparable store sales in 2009 for most of the Company’s operating divisions and the Company as a whole will be down in the range of 6% to 8% from 2008 levels.

Also in the initial section of the MD&A disclosure in the 2008 Form 10-K (see pages 16‑17), the Company disclosed a number of significant transactions and initiatives that it has undertaken since 2005, and further disclosed throughout the MD&A, as appropriate, the effects or expected effects of such transactions and initiatives on the Company’s results of operations and cash flows.  The Company also disclosed the number of new stores opened and stores closed during 2008 (see page 12) and the Company’s capital budget for 2009 (see page 21).

The Staff is supplementally advised that the Company continually seeks out and evaluates potential opportunities to enhance its operating and financial performance, and endeavors to take a proactive, long-term approach to such matters.  In this regard, the Staff is supplementally advised that the Company’s decisions to undertake the various transactions and initiatives referred to above were not the direct result of the economic conditions described in the Staff’s comment.  However, the Staff is further supplementally advised that the reduction in the Company’s capital expenditure budget for 2009 compared to 2008 was significantly influenced by such economic conditions, and that such conditions were among the many factors that influenced the Company’s decisions to close 17 stores during 2008, but to a much lesser extent.

In response to the Staff’s comment, in future filings to which the disclosure requirement applies, the Company will disclose any material specific actions or programs that it may have implemented or may propose to implement for the primary purpose of addressing economic conditions such as those described in the Staff’s comment, including any such actions or programs in relation to store closures, reductions in capital spending and operating expense reductions.

The Staff is supplementally advised that the Company’s inability to access the commercial paper market during much of 2008 did not have a material effect on the Company’s liquidity.  As discussed on page F-28 of the 2008 Form 10-K, the Company’s commercial paper facility operates in conjunction with the Company’s bank credit facility in a manner such that issuances of commercial paper reduce the borrowing availability under the bank credit facility on a dollar-for-dollar basis.  Thus, any failure by the Company to issue commercial paper under the commercial paper program effectively increases borrowing availability under the bank credit facility relative to that which would exist if such commercial paper were issued and outstanding.  As such, the Company’s inability to access the commercial paper market did not impact its overall borrowing capacity, as the borrowing capacity under the bank credit facility was not impacted.

Finally, the Staff is supplementally advised that the Company believes that the economic conditions described in the Staff’s comment are adequately addressed by, among other disclosures, the disclosures under “Forward-Looking Statements” (see page 1) and “Risk Factors – The Company is subject to unfavorable economic and political conditions and other developments and risks” (see page 7).

Liquidity and Capital Resources, page 21

4.         You state that your budgeted capital expenditures for 2009 are approximately $450 million.  Please describe how you have committed to use or anticipate using these funds.  Refer to Item 303(a)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, in future filings to which the disclosure requirement applies, the Company will provide disclosure with regard to the use or anticipated use of the Company’s capital expenditures budget in a manner similarly to the following:

In 2009, the Company intends to open three new Macy’s stores and a Macy’s replacement store, and also plans to reopen two Macy’s department stores in Houston, Texas that were temporarily closed after Hurricane Ike.  The Company’s budgeted capital expenditures are approximately $450 million for 2009, primarily related to technology and distribution network improvements, store remodels and expansions, and new stores.  Management presently anticipates funding such expenditures with cash from operations.

Exhibits

5.         Please ensure that you file all schedules and exhibits to the exhibits to your Annual Report on Form 10-K. See Item 60 1(b)(10) of Regulation S-K.  As examples only, we note that you have not provided the schedules to the Amended and Restated Guarantee Agreement filed as Exhibit 10.2 to the Form 10-K, or the schedules and annexes to the Purchase, Sale and Servicing Transfer Agreement filed as Exhibit 10.9 to the Form 10-K.  Please review the agreements filed as exhibits to the Form 10-K, and re-file complete agreements with your next periodic or current report.

Response:  The Staff is advised that the Company will review the relevant exhibits to the 2008 Form 10-K and, to the extent the same are determined to continue to be required under the criteria set forth in Item 601(b)(10) of Regulation S-K, will refile such exhibits to include any schedules or exhibits thereto that have not been previously filed.  However, to the extent that any such schedules or exhibits contain confidential information, the Company reserves the right to redact such confidential information therefrom and request confidential treatment therefor.

Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 44

Annual Performance-Based Bonus, page 53

6.   You state that you set performance goals for EBIT, sales and cash flow for the 1992 bonus plan.  We note that you have not disclosed these goals for the 1992 bonus plan, but that you have indicated that disclosure of these goals would cause you competitive harm.  We further note that you believe these goals are challenging.  Please disclose the goals for your completed fiscal year.  See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent you continue to believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Response:  The Company believes, as discussed below, that disclosure of its “threshold,” “target” and “maximum” performance levels of EBIT, sales and cash flows for purposes of its annual performance-based bonus program is not required under Item 402(b)(1) of Regulation S‑K for two reasons:  (1) the specified performance levels are not material in the context of the Company’s executive compensation policies or decisions; and (2) the Company would experience competitive harm as a result of disclosure of the specified performance levels.

Materiality

Instruction 1 to Item 402(b) of Regulation S‑K states that the purpose of CD&A is “to provide investors material information that is necessary to an understanding of the registrant’s compensation policies regarding the named executive officers.”  Furthermore, Instruction 2 to Item 402(b) of Regulation S‑K requires disclosure of current or future year’s performance targets to the extent that the targets are material to an understanding of named executive officer compensation for the last fiscal year.

Similarly, the answer to Question 118.04 of the Staff’s Compliance & Disclosure Interpretations of Regulation S‑K (the “CDI”) states that:  “[A] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions.  If performance targets are not material in this context, the company is not required to disclose the performance targets.”

An omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important.”  See, e.g., TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976), and Securities Exchange Commission Staff Accounting Bulletin No. 99.  While materiality determinations frequently must be made in the abstract, that is not the case here.  The Company has used performance measures similar to those at issue for more than eight years and, although the Company regularly engages in discussions with securities analysts, no securities analyst has requested disclosure of the target or other specified levels of performance established in connection with the Company’s annual bonus program.  The Company believes that this apparent lack of interest on the part of securities analysts is persuasive evidence of immateriality.

An omitted fact is generally considered to be “material” only if there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”  Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Industries, supra at 449).  In this regard, the executive compensation disclosures in the 2009 Proxy Statement consist of some 45 pages of detailed disclosures regarding the types and amounts of compensation received by the Company’s named executive officers during 2008, the Company’s overall compensation philosophy and objectives, the Company’s compensation program design, and various related matters.  In particular, disclosures regarding the Company’s annual performance-based bonus program contained in the 2009 Proxy Statement included, among others, the following:

•           the purpose of the bonus program;

•           the array of possible performance measures available to the Compensation and Management Development Committee (the “CMD Committee”) under the bonus program;

•           the CMD Committee’s selection of EBIT (earnings before interest and taxes), sales and cash flow as the performance measures to determine bonuses under the bonus program, the CMD Committee’s rationale in selecting these performance measures, and the relative weights assigned to these performance measures of 60%, 20% and 20%, respectively;

•           the linkage between the “target” levels of EBIT, sales and cash flow established for purposes of the annual performance-based bonus program and the target levels of these measures set forth in the Company’s confidential business plan;

•           the bonus opportunity made available to each of the named executive officers as a percentage of base pay on  the basis of each of the specified performance measures individually and all three of the specified performance measures in the aggregate;

•          the percentage of base pay that each of the named executive officers was actually paid as an annual bonus for fiscal 2008; and

•          the dollar amount that each of the named executive officers was actually paid as an annual bonus for fiscal 2008 under the bonus program.

Disclosure of the specified performance levels established in connection with the Company’s annual performance-based bonus program would not significantly alter the total mix of information made available.  Those specified performance levels represent merely a starting point around which the CMD Committee designed the annual bonus opportunities for the named executive officers.  Although the precise achievement of each of the specified performance levels would have produced a specified bonus result, the CMD Committee, the named executive officers and the readers of the 2009 Proxy Statement knew that there were a multitude of combinations of achievement of the relevant performance measures, other than the specified performance levels, that would produce the same or different bonus results.  Accordingly, disclosure of one specific way in which the named executive officers could receive one specific amount of bonus payout under the bonus program is not necessary to an investor’s understanding of the bonus program or the Company’s compensation policies.  The important information for an investor is how the CMD Committee expected to pay the named executive officers, how the Company actually performed, and what amounts of bonus were actually paid.  This information was disclosed in the 2009 Proxy Statement, and disclosure of the specified performance levels would not have significantly altered the total mix of information made available.

In light of the foregoing, the Company believes that the specified performance levels established in connection with its annual performance-based bonus program are not material in the context of the Company’s executive compensation policies or decisions and, accordingly, are not required to be disclosed in its proxy statement.

Competitive Harm

Introduction.  Instruction 4 to Item 402(b) of Regulation S‑K indicates that companies are not required to disclose target levels with respect to specific quantitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm.  Both Instruction 4 to Item 402(b) of Regulation S‑K and the answer to Question 118.04 of the CDI also indicate that companies should use the same standard for evaluating whether target levels may be omitted as would apply when making a confidential treatment request under Securities Act Rule 406 and Exchange Act Rule 24b-2.

As disclosed at page 54 of the 2009 Proxy Statement, the CMD Committee sets the specific performance levels under the annual performance-based bonus program so that executives will receive the “target” level of bonus if the Company achieves the target level of EBIT, sales and cash flow measures set forth in the Company’s confidential business plan.  Accordingly, disclosure of the “target” level of these performance measures for purposes of the bonus program would constitute disclosure of the target levels of these performance measures as manifested in the confidential business plan.

The Company’s business plan is developed strictly for internal planning purposes, and is not disclosed publicly by the Company.  The Company’s business plan is a multi-year plan based upon the Company’s internal analyses of various factors affecting the economy and the retail industry generally, and the Company in particular, and reflects the Company’s business strategies and projected performance for the periods covered thereby.  The Company believes that public disclosure of its business plan, or of the EBIT, sales and cash flow components thereof, would result in competitive harm to the Company even if made following the public announcement of the Company’s results of operations for a particular fiscal year.

Legal Framework.  Under the Commission’s established procedures, a request for confidential treatment must specify the particular exemption from the Freedom of Information Act (the “FOIA”) providing the grounds upon which it relies.  Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” (“FOIA Exemption 4”).  The Company believes that the EBIT, sales and cash flow performance levels designated for purposes of the annual performance-based bonus program as “threshold,” “target” and “maximum” (the “Information”) fits within the three prong test under FOIA Exemption 4 because it (a) constitutes trade secrets or commercial or financial information, (b) was obtained from a person and, (c) is privileged or confidential.  See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).

(a)        Commercial or Financial Information.  As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.”  Id. at 1290.  Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.  See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group.

(b)        Obtained from a Person.  The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust.  See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

(c)        Privileged or Confidential.  Information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely to cause substantial harm to the competitive position of the person from whom the information was obtained.  McDonnell Douglas Corp. v. National Aeronautics and Space Administration, 180 F.3d 303, 305 (D.C. Cir. 1999); National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  To satisfy this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality.  CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).

Analysis.  The Company believes that the Information would fall within the foregoing standards for granting confidential treatment because:

(a)        The Information clearly constitutes “commercial or financial information” of the Company, because it was developed in connection with establishing compensation levels for its employees and derived from internal analyses and projections of the Company’s performance;

(b)        The Information was developed by the Company, which is a “person” for purposes of the FOIA exemption; and

(c)        The business environment in which the Company operates is highly competitive, and the release of the Information would be likely to cause substantial harm to the Company’s competitive position.

The performance levels embodied in the Information are based on the Company’s internal analyses and projections and reflect the Company’s business strategies.  The performance goals embodied in the Information also reflect the Company’s analyses and expectations with respect to the overall economic environment, the retail industry, competitive conditions in the Company’s markets, and other economic and business factors.

The Company has opted not to disclose to the public the Information for a number of strategic reasons, including the risk that such disclosure would provide its competitors with additional insights into the Company’s plans and expectations.  As one of the largest and most geographically diverse retailers in the United States, the Information reflects projections developed from broad-based Company sales and marketing data which is available to the Company well before becoming available to its competitors.  Those projections are used by the Company in making marketing, pricing and discounting decisions, among many others.  If the Company’s competitors learned of the Information, it would lose its competitive advantage as one of the first movers in making adjustments to its business plans to deal with retail trends.

The disclosure of the Information would cause competitive harm to the Company even if such disclosure is made with respect to a completed fiscal year.  For example, the Company’s competitors would be able to analyze such disclosures to determine whether patterns exist between the Company’s past performance goals and actual performance, and use such patterns to estimate the Company’s current performance goals.  The Company’s competitors could then draw a variety of inferences from such estimates, including with respect to the Company’s expectations with respect to myriad economic and business conditions and actions that the Company might take in relation to such conditions.

The retail industry is highly competitive, and the imperative to compete effectively is amplified in the current economic environment.  The Company’s ability to successfully compete in the marketplace depends on a variety of factors, including access to capital.  As securities analysts, investors and debt rating agencies continually review the ability of a company to meet its disclosed performance targets, disclosure of the Company’s internal performance targets with respect to EBIT, sales and cash flow could affect the price of the Company’s debt and equity securities and, accordingly, the Company’s access to and cost of capital.

The Company depends on the continued services and performance of its named executive officers, who have acquired specialized knowledge and skills with respect to the Company and its operations and have significant responsibilities with the Company.  If the Company does not succeed in attracting, retaining and motivating the named executive officers, its business would be substantially harmed.  Disclosure of the Information would provide the Company’s competitors with additional insight into how the Company structures its incentive compensation to achieve the optimal relationship between executive compensation and Company performance.  That information could be used by competitors in structuring their own compensation programs.  It could also be used by competitors in efforts to recruit one or more of the named executive officers and in competing with the Company in the recruitment of executive talent generally.  Current and potential employees other than the named executive officers could also use this confidential information as leverage for their benefit in negotiating the terms of their own employment arrangements with the Company.

The Information could also be used by the Company’s suppliers who, by analyzing the trends in its business plan, could attempt to charge higher prices for the Company’s inventory.  Inventory control in the retail business is critical, and any price increases that a supplier might extract by reason of its insights into the Company’s confidential business plan could cause substantial harm to the Company’s competitive position.

The Information is not publicly disclosed and, to the extent that it is of the same nature of forward-looking information that is publicly disclosed (i.e., sales guidance), may differ from the guidance provided publicly.  Performance targets do not necessarily mirror expected performance, as they are aspirational in nature.  Performance goals are generally set at more aggressive levels in order to drive better than expected performance.  In this regard, disclosure of the Information could confuse investors rather than provide meaningful information, regardless of how the differences between goals and expectations might be explained.

If the Company were required to disclose the Information, it would need to consider the relative benefits and detriments associated with its current compensation policies.  If the Company were to conclude, as others apparently have, that the detriments associated with disclosure of the Information outweigh the benefits of the tax-efficient and performance-incenting features of the current annual performance-based bonus program, it could feel compelled to modify the manner in which it determines the compensation payable to its executives.  Any such modification could reduce the alignment of the Company’s compensation practices with its business goals and hinder the objectives of the CMD Committee’s pay-for-performance philosophy, which would adversely affect the interests of its securityholders in addition to impairing its competitive position.

The Company believes that the foregoing amply demonstrates that disclosure of the Information would likely result in substantial harm to the Company’s competitive position and, accordingly, that such disclosure is not required under Item 402(b) of Regulation S‑K.

Restricted Stock, page 59

7.         Please identify the components of the 10-company executive compensation peer group.  See Item 402(b)(2)(iv) of Regulation S-K.

Response:  In response to the Staff’s comment, in future filings to which the disclosure requirement applies, the Company will identify the companies that comprise the 10-company executive compensation peer group.  The Staff is supplementally advised that such group consists of Dillard’s, Inc.; The Gap, Inc.; J.C. Penney Company, Inc.; Kohl’s Corporation; Limited Brands, Inc.; Nordstrom, Inc.; Sears Holdings Corporation; Target Corporation; The TJX Companies, Inc.; and Wal-Mart Stores, Inc.  The Staff is further supplementally advised that these companies were not specifically identified in the 2009 Proxy Statement as constituting the 10-company executive compensation peer group because this information did not relate to a completed year and, in the Company’s judgment, such disclosure would be more appropriately included in the 2010 Proxy Statement.

Macy’s hereby acknowledges that:

•           Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•           Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

The Company believes that it has responded appropriately to the Staff’s comments, and would like to be advised as promptly as possible that the comment process has been completed.  The Staff’s cooperation in this regard would be greatly appreciated.

In order to facilitate the Company’s ability to respond to any future correspondence by the Staff in a timely manner, it would be greatly appreciated if the Staff would address such future correspondence to both the Company’s Chief Executive Officer, Mr. Terry Lundgren, and its Chief Financial Officer, Ms. Karen Hoguet.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen
Mark E. Betzen

cc:        Lilyanna L. Peyser, United States Securities and Exchange Commission
Ellie Bavaria, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Scott Flynn, KPMG LLP